

June 24, 2024

Aric Coffman, M.D.
Chief Executive Officer
P3 Health Partners Inc.
2370 Corporate Circle, Suite 300
Henderson, NV 89074

      Re: P3 Health Partners Inc.
          Registration Statement on Form S-3
          Filed June 18, 2024
          File No. 333-280287

Dear Aric Coffman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Elisabeth Martin, Esq.